# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of   April   2008

Commission File Number _____0-16174_____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)


**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**

(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F    X                                 Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____                              No    X   


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com
_____

**For Immediate Release**

## TEVA ANNOUNCES BRUSSELS COURT DECISION TO REVOKE MSD'S EUROPEAN PATENT ON FOSAMAX®

**Jerusalem, Israel, April 11, 2008** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that on April 8, 2008, the Court of First Instance in Brussels, Belgium, decided to revoke the Belgium part of Merck Sharp & Dohme's ("MSD") European Patent No. 1,175,904, due to lack of inventive step.  This patent relates to Fosamax® Once Weekly (Alendronate 70mg Once Weekly).  This favorable decision follows a similar judgment rendered by the Hague District Court in the Netherlands regarding the same patent two months ago.

The decision may be appealed.

Teva's Alendronate products are subject to multiple European litigations between MSD, Teva and other parties, relating to both Alendronate 10mg and Alendronate 70mg. This patent is currently being litigated by Teva in France, Italy, Sweden and Spain as well as in the European Patent Office.

Teva is already marketing Alendronate 10mg and 70mg in various European countries and may market Alendronate 70 mg in Belgium starting April 15, 2008.

**About Teva**

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva's sales are in North America and Europe.

delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

Teva Pharmaceutical Industries Ltd.                    Web Site: www.tevapharm.com
_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)


By:                              /s/  Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer


Date: April 11, 2008